UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

2 April 2009

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Nektar Therapeutics

File No. 0-24006 - CF# 23289

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Nektar Therapeutics submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 6, 2009.

Based on representations by Nektar Therapeutics that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through March 31, 2019
Exhibit 10.34	through March 31, 2019
Exhibit 10.35	through March 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel